SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO
Amendment No. 5
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
MKS Instruments, Inc.

(Name of Subject Company (Issuer) and Filing Person (Issuer))
Options to Purchase Common Stock, no par value

(Title of Class of Securities)
55306N104

(CUSIP Number of Common Stock Underlying Class of Securities)
Leo Berlinghieri
President and Chief Executive Officer
MKS Instruments, Inc.
2 Tech Drive, Suite 201, Andover, Massachusetts 01810
(978) 645-5500

(Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copy to:
Mark G. Borden, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street, Boston, Massachusetts 02109
(617) 526-6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$4,197,423	$234.22**

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,454,947 shares of common stock of MKS Instruments, Inc. having an aggregate value of $4,197,423 as of July 31, 2009 will be exchanged or cancelled pursuant to this exchange offer. The actual transaction value will be based upon the number of options tendered, if any. The aggregate value of such securities was calculated based on the Black-Scholes option pricing model.

**	The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of the value of this transaction. The Transaction Value set forth above was calculated for the sole purpose of determining the Amount of Filing Fee and should not be used for any other purpose.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$234.22	Filing Party:	MKS Instruments, Inc.
Form or Registration No.:	005-58011	Date Filed:	August 3, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑
*        If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

EXPLANATORY NOTE
     This Amendment No. 5 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on August 3, 2009, as previously amended (the “Schedule TO”) by MKS Instruments, Inc. (the “Company”), wherein the Company offered to exchange certain outstanding eligible option grants for restricted stock units, on the terms and subject to the conditions described in the Offer to Exchange Certain Stock Options for Restricted Stock Units (the “Exchange Offer”) dated August 3, 2009.
     This Amendment No. 5 is made to report the results of the Exchange Offer. The information in the Schedule TO, including all schedules, annexes and amendments to the Schedule TO, which were previously filed on August 3, 2009, August 12, 2009, August 17, 2009, August 20, 2009 and August 28, 2009, is incorporated herein by reference to answer the items required in this Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment. Except as specifically set forth herein, this Amendment does not modify any of the information previously reported on the Schedule TO.
Item 4. Terms of the Transaction.
     Item 4(a) of the Schedule TO is hereby amended and supplemented by adding the following:
     The Exchange Offer expired at 11:59 pm, Eastern time, on Friday, August 28, 2009. Eligible employees tendered, and the Company accepted for cancellation, eligible options to purchase an aggregate of 1,335,069 shares of the Company’s common stock, representing approximately 92% of the total shares of common stock underlying options eligible for exchange in the Exchange Offer. The Company has granted RSUs representing 189,019 shares of the Company’s common stock in exchange for the cancellation of the tendered eligible options.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MKS INSTRUMENTS, INC.
/s/ RONALD C. WEIGNER
Ronald C. Weigner
Vice President, Chief Financial Officer and Treasurer

Date: September 1, 2009